EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Three months
						ended
	2001	2002	2003	2004	2005	March 31, 2006

Fixed Charges and Preferred Stock Dividends:

Interest	$ 358	$ 350	$ 351	$ 334	$ 344	$ 109

Interest portion of annual rentals	6	4	4	4	5	1

Preferred dividends of subsidiaries (1)	16	14	11	12	10	4

Combined fixed charges and preferred stock
dividends for purpose of ratio	$ 380	$ 368	$ 366	$ 350	$ 359	$ 114

Earnings:

Pretax income from continuing operations	$ 731	$ 721	$ 742	$ 1,113	$ 971	$ 346

Total fixed charges (from above)	380	368	366	350	359	114

Less:
Interest capitalized	11	29	26	8	28	12
Equity in income (loss) of unconsolidated
subsidiaries and joint ventures	12	(55)	5	36	66	6

Total earnings for purpose of ratio	$ 1,088	$ 1,115	$ 1,077	$ 1,419	$ 1,236	$ 442

Ratio of earnings to combined fixed charges
and preferred stock dividends	2.86	3.03	2.94	4.05	3.44	3.88

(1) In computing this ratio, "Preferred dividends of subsidiaries" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.